SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NETC4: R$ 0.65/share (Bovespa)
NETC: US$ 2.54/ADR (1ADR=10 shares - Nasdaq)
XNET: EUR$ 1.82/10 shares (Latibex)
Total Shares: 3,853,877,527
Market Value: R$ 2,505.02 million
Closing Price: 05/02/05

NET Announces First Quarter 2005 Financial Results

São Paulo, May 2, 2005 –Net Serviços de Comunicação S.A. (Nasdaq: NETC; Latibex: XNET and Bovespa: NETC4 and NETC3), the largest Pay-TV multi-service operator in Latin America (NET) and an important provider of bi-directional broadband internet access (Vírtua) announces today its financial results for the first quarter 2005 (1Q05).

The following financial and operating information, except where otherwise stated, is unaudited, presented in U.S. GAAP on a consolidated basis and compared to the first quarter 2004 (1Q04).

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Financial Highlights	1Q05	1Q04	Var.(%)
(US$ million)			1Q05x1Q04

Net Revenue	137.6	110.8	24.2%
EBITDA	43.8	31.3	40.0%
EBITDA Margin	31.8%	28.2%
EBIT	29.7	17.3	71.7%
Net Income / (Loss)	(6.5)	(15.0)	(56.5%)
Net Debt	340.5	261.9	30,0%
Net Debt / EBITDA (LTM)	2,43	2.30	-

Operating Highlights

Pay-TV connected Subscriber base (thousand)	1,430.4	1,364.5	4.9%

Churn Rate – LTM	13.1%	13.6%	-

Pay-TV ARPU (US$/subscriber) (a)	35.23	31.41	12.1%

Broadband connected subscriber base	217,347	113,008	92.3%

Churn Rate – LTM	13.1%	10.9%	-

Broadband ARPU (US$/subscriber) (b)	24.98	21.23	17.7%

Number of Optical Nodes – Total	2,879	2,862	0.6%
Number of Optical Nodes – Bi-directional	1,209	1,114	8.5%
Homes Passed (thousand)	6,748	6,601	2.2%

Number of employees	3,382	2,925	15.6%

(a)	Monthly Pay-TV Gross revenue (excluding sign-in and hook-up revenues) per average connected subscriber in the period.

(b)	Monthly Broadband Gross revenue (excluding sign-in and hook-up revenues) per average connected subscriber in the period.

Average exchange rate in the quarter decreased 8.6% from R$ 2.90/US$ in 1Q04 to R$ 2.67/US$ in 1Q05, herein referred as “Real Appreciation”.

• Net Revenues reached US$ 137.6 million, a 24.2% growth versus the US$ 110.8 million recorded in 1Q04, showing that the organic growth is resulting in steady revenue growth for the Company.

• The Company recorded quarterly consolidated EBITDA of US$ 43.8 million, a 40.0% increase in comparison to the same period of 2004. This result underlines that the Company has been able to implement a sustainable growth strategy by developing products with attractive profitability at the same time that it has been able to efficiently manage its cost base. Therefore, EBITDA margin increased from 28.2% to 31.8% in 1Q05.

Contacts:	Marcio Minoru Miyakava	Sandro Miceli Pina
	(+55 11) 2111-2811	(+55 11) 2111-2721
	minoru@netservicos.com.br	sandro.pina@netservicos.com.br

• Operating Income (EBIT) grew by 71.7%, from US$ 17.3 million in 1Q04 to US$ 29.7 million this quarter. The continuous growth in EBIT over the last few quarter is the result of operating results’ consistent improvement, as it is the base for the Company to generate net income in the medium-term.

• Consolidated Net Debt by the end of the quarter was US$ 340.5 million, a 30.0% increase in comparison to the US$ 261.9 million net debt recorded by the end of the first quarter of 2004. This increase is a consequence of the conclusion of the debt restructuring on March 22, 2005 and it included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. It is being accounted for as a troubled debt restructuring in accordance with SFAS 151, “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. This amount also takes into consideration the bridge loan totaling US$ 75.0 million, which was fully settled on April 22, after the end of the period for shareholders to exercise their preference rights in the private capital increase.

• The Company’s Net loss was of US$ 6.5 million, an upturn in comparison to the US$ 15.0 million net loss recorded in the same period of the previous year. This result is mainly due to greater operating results, as measured by EBIT, accounted for the Company’s improved result this quarter.

• Pay-TV ARPU (Average revenue per subscriber) increased 12.1% from US$ 31.41 to US$ 35.23 this quarter. Monthly-fee readjustments indexed by IGP-M during the year and higher revenues from Pay-Per-View (PPV), following the success of “Big Brother Brasil 5” sales and the 2005 Paulista Soccer Championship, as well as the Real Appreciation offset the shift towards a lower added-value connected subscriber base mix.

• Broadband ARPU in the quarter was US$ 24.98, a 17.7% increase in comparison to US$ 21.23 from the 1Q04. During 1Q04, the Company held a promotional campaign aimed to incentive higher-speed packages sales by offering temporary discounts on the monthly-fees, what resulted in lower ARPU in that quarter. Apart from this promotional campaign in 1Q04, the Real Appreciation has also positively affected this quarter’s ARPU As this campaign was not repeated this quarter; ARPU maintained its historical level.

OPERATING PERFORMANCE

PAY-TV

• Operating results keep on benefiting from the positive trend started on 2003, when the sales team was renewed and the Company resumed open media campaigns. During 1Q05, the Company developed a sales campaign for Advanced and Master packages, whereby the first two monthly-fees would be free provided that subscriber chose the “Loyalty-Comfort with automatic withdrawal on checking account” package (whose hook-up fee is exempt, subscriber assistance services, collection and call center services are included and requires an 1-year minimum subscription).

• Gross sales in the quarter totaled 73.1 thousand, a 13.5% increase in comparison to 64.4 thousand sales recorded in 1Q04 showing that the sales channel quality has been improving continuously.

• Churn rate for the last 12 months was 13.1%, an improvement in comparison to 13.6% in 1Q04. Such drop is a key figure, demonstrating the success of the Company’s efforts on improving call center and sales services.

• Voluntary disconnection requests accounted for 11% of all disconnections. Subscriber relocation to other cities or areas not covered by our cable network remains the main grounds for disconnection and went up from 28% to 32%. On the other hand, financial reasons recorded a drop from 16% to 9% this quarter, reflecting the Brazilian economic scenario improvement.

• Connected subscriber base maintained its growth trend, ending the first quarter with 1,430.4 thousand subscribers, a 4.8% growth in comparison to the first quarter of the previous year.

1 For more information, please visit http://www.fasb.org/st/summary/stsum15.shtml

• Connected subscriber base mix in the quarter recorded a drop from special subscribers (Advanced and Digital) by the end of this quarter versus the same quarter of the previous year, going from 46.7% to 44.6% . Plus subscriber base dropped from 9.3% to 6.6% and Standard from 9.1% to 8.2% . On the other hand, Master connected subscriber base grew from 27.8% to 31.5% ..

• The Customer Relationship Department, responsible for subscriber retention and reversion islands, maintained its superior performance and is being able to sustain a sound level of subscriber retention. In the quarter, it managed to revert 74% of total disconnections requests, above the 70% recorded in 1Q04. Such performance demonstrates that the Company’s efforts on retention islands are crucial to maintain current churn rate levels.

• In Pay-Per-View (“PPV”), the 1Q05 highlight was the “Big Brother Brasil 5” package sales that reached 39.1 thousand sales, a 25.7% increase when compared to the 31.1 thousand sales of the “Big Brother Brasil 4” sales in 1Q04. In addition, regional soccer championships sales totaled 43.8 thousand sales versus 20.9 thousand in 1Q04, mainly due to resumed sales of the Paulista Soccer Championship in 2005.

BROADBAND

• 1Q05 was marked by surpassing the mark of 200 thousand Vírtua subscribers, showing that the several stages of the brand relaunch generated positive and measurable results.

• Gross sales in the quarter totaled 45.5 thousand, a 63.1% increase versus the 27.9 thousand sales recorded in 1Q04. The Company has been recording ever-growing sales levels by benefiting from the expansion of the broadband market in Brazil.

• Among Vírtua’s sales campaigns in 1Q05, two in particularly supported the sales increase. First, the “Back to School” campaign, which reduced the 300kbps monthly-fee from R$ 73.90 to R$ 49.90 and the 600 kbps fee from R$ 99.90 to R$ 73.90 for the first two months, in addition to exempting the subscription fee and offering the Cable Modem under free-lease agreement. The other important campaign was held in partnership with “Globo.com”, whereby the subscriber who acquired Vírtua 300kbps, 600kbps or 1,200kbps speeds choosing “Globo.com” as the internet service and content provider would receive for free the transmission package of Big Brother Brasil 5 through the internet.

• Broadband churn rate for the last 12 months went up from 10.9% in 1Q04 to 13.1% this quarter. This increase is related to greater efficiency of the collection and disconnection areas this quarter and the higher number of subscribers that moved to other cities or areas not covered by our cable network.

• Vírtua’s connected subscriber base ended the quarter with 217.3 thousand subscribers, recording a 92.3% growth versus the 113.0 thousand subscribers recorded in 1Q04.

• Connected subscriber base mix did not experience any significant change in 1Q05, showing that the Company is growing its subscriber base consistently in all speeds.

CALL CENTER PERFORMANCE

Performance Indexes		March-05			March-04			March-03

	SP	RJ	POA	SP	RJ	POA	SP	RJ	POA
-Average Awaiting Time	23"	26"	26"	16"	18"	14"	1'36"	2'17"	1'59"
-% of Answered Calls	96%	94%	89%	93%	99%	95%	67%	59%	78%

  NET’s call center has been maintaining its sound answering level in the quarter, with an average ratio of 93% of all calls being answered in the quarter, slightly bellow the average recorded in 1Q04, but above the 1T03 level.

  Since the beginning of 2004, the Company is surveying subscriber satisfaction levels through an independent firm, measuring satisfaction by a 3-level ranking structure: unsatisfied, satisfied and delighted. Subscribers’ satisfaction level has a very significant weight at determining the Profit Sharing Plan for every employee, what supports the Company’s compromise to delight subscribers. The general level reached in 2004 was of 89%, and the 2005 goal is to reach a 91% ratio of satisfied and delighted subscribers.
CONSOLIDATED EARNINGS ANALYSIS

GROSS REVENUES BREAKDOWN	1Q05	1Q04	1Q03

Gross Revenues	100%	100%	100%
Subscription	84.6%	88.8%	89.8%
Hook-up	1.4%	1.4%	1.7%
Pay Per View	3.1%	2.4%	3.1%
Vírtua	9.0%	4.7%	3.4%
Others*	1.9%	2.7%	2.1%

*Includes, among others, revenues from Programming Guide, Technical Assistance and Rental of Network

• Consolidated Gross revenue2 in the quarter increased 23.4% reaching US$ 168.2 million, versus US$ 136.3 million in 1Q04. This increase is mainly due to the greater Pay-TV and Broadband subscriber bases, to higher PPV sales and to the Real appreciation in the period.

1. Pay-TV Subscription revenue was US$ 142.2 million, a 17.4% increase versus the amount recorded in 1Q04, following the subscriber base growth and the monthly-fee readjustments in the period and the Real Appreciation.

2 BR GAAP Gross Revenues rose 9.5% from R$ 408.8 million in 1Q04 versus R$ 447.5 million in 1Q05

2. Average hook-up revenue (per new subscriber) in the quarter raised 21.5% in comparison to 1Q04, from US$ 26.86 to US$ 32.63. This result is mainly due to the continuous loyalty package’s sale increase and to the Real Appreciation.

3. Pay-Per-View revenue in the quarter reached US$ 5.1 million, 58.0% higher than the US$ 3.3 million recorded in 1Q04. This increase is due to the resumed sales of the Paulista Soccer Championship, which was not sold in the previous year and higher “BBB5” packages sales.

4. Broadband revenues totaled US$ 15.2 million, a 138.7% increase versus the US$ 6.4 million recorded in 1Q04. Due to this product’s new sales level, the subscriber base is recording accelerated growth, which accounts for the higher revenues recorded.

5. Other revenues reached US$ 3.3 million, a 9.9% drop in comparison to the US$ 3.6 million recorded in the same period of the previous year, as a consequence of lower revenues from subscriber maintenance, partially compensated by the Real Appreciation.

• Services and other taxes, that includes taxes and cancellations, was US$ 30.6 million, a 20.2% increase in comparison to the same period of the previous year, mainly due to the higher gross revenues, which are the base for tax calculation. As a percentage of net revenue, services and other taxes decreased slightly from 18.7% to 18.2% .

• Net Revenue3 ended the quarter with US$ 137.6 million, 24.2% above the US$ 110.8 million recorded in 1Q04, showing that the organic growth presented by the Company is reflecting a solid revenue increase. In BR GAAP, net revenues grew 9.7% .

COSTS AND EXPENSES IN RELATION TO NET REVENUE

	1Q05	1Q04	1Q03

Net Revenues	100%	100%	100%
Direct Operating Expenses	47.8%	50.9%	56.4%
Programmers and Royalties	29.8%	32.2%	36.1%
Network Expenses	6.6%	7.6%	7.3%
Customers Relations	1.3%	1.4%	1.8%
Payroll and Benefits	4.3%	4.1%	5.2%
Other costs	5.9%	5.6%	5.9%
Selling, General and Admin.	20.3%	20.8%	19.8%
Selling	4.7%	4.1%	1.8%
General & Administrative	13.7%	15.2%	15.1%
Bad debt expense	1.6%	2.0%	3.0%
Other	0.2%	-0.5%	-0.2%
EBITDA	31.8%	28.3%	23.8%

• Direct Operating Expenses in the quarter were US$ 66.0 million4, a 16.9% increase in comparison to the same quarter of the previous year, mostly due to the Real appreciation, as, in BR GAAP, the direct operating expenses remained fairly stable, growing just 2.6% . The breakdown of these expenses is detailed bellow:

1. Programmers and Royalties amounted to US$ 41.1 million, 15.0% higher than the US$ 35.7 million recorded in 1Q04. This reflects the greater subscriber base and the programming costs readjustment by the IGP-M index.

3 BR GAAP Net Revenues totaled R$ 365.8 million in 1Q05, 9.7% higher than the R$ 333.5 million recorded in 1Q04.
4 BR GAAP Direct Operating Expenses in 1Q05 were R$ 177.3 million in 1Q05, 2.6% higher than R$ 172.8 million of the 1Q04.

2. Network expenses5 went up 8.4%, from US$ 8.4 million in 1T04 to US$ 9.1 million, mainly as a result of the Real Appreciation as well as lower expenses provided by the renegotiation of pole rental agreements in the São Paulo operation during the 2Q04.

3. Customer relations expenses increased 14.9% from US$ 1.5 million to US$ 1.8 million due to intensified marketing activities, notably the subscriber satisfaction surveys.

4. Payroll and benefit expenses totaled US$ 5.9 million, a 29.8% increase versus 1Q04, mainly due to a higher number of employees and the Real Appreciation.

5. Other operating expenses totaled US$ 8.1 million in the quarter, versus US$ 6.2 million in 1Q04. This expense includes third-party services and Vírtua links.

• Selling, General and Administrative Expenses (SG&A)6 in the quarter reached US$ 27.9 million, a 20.5% increase in comparison to 1Q04. The breakdown of these expenses is detailed bellow:

1. Selling expenses recorded a 42.6% increase, reaching US$ 6.5 million versus US$ 4.6 million in 1Q04. This increase is mainly due to expenses related to the HBO channels launch this quarter.

2. General and Administrative expenses recorded an 11.8% increase in the quarter totaling US$ 18.9 million. This increase is mainly due to the Real appreciation, as, in BR GAAP, these expenses remained stable, showing that the Company is efficiently monitoring and managing its expenses.

3.  Bad debt expenses were US$ 2.2 million, remaining fairly stable.

4.  Other SG&A expenses were negative US$ 0.3 million versus a positive US$ 0.6 million in 1Q04. In that quarter, other SG&A expenses were positive due to the reversion of provisions related to office rent for the Rio de Janeiro operation.

• The Company recorded quarterly consolidated EBITDA7 of US$ 43.8 million, a 40.0% increase in comparison to the same period of 2004. This result confirms that the Company is being able to implement its sustainable growth strategy by developing products with attractive profitability at the same time that it is being able to efficiently manage its cost base. Therefore, EBITDA margin increased from 28.2% to 31.8% in 1Q05. The Company also benefited from the impact of the Real appreciation, as, in BRGAAP, EBITDA grew by 26.0% . EBITDA breakdown is as follows:

1. Pay-TV EBITDA reached US$ 38.5 million, rising by 31.6% against the 1Q04, as a result of the quality of the sales being made by the Company, sustaining subscribers’ base growth and a low churn. Moreover, the negotiation of pole rentals and higher predictability and control of programming expenses are proving to be important elements in improving margins.

2. Broadband EBITDA was US$ 5.4 million in 1Q05, a 157.7% growth compared to US$ 2.1 million in 1Q04. The business model implemented for this product during 2003, which included a free-lease agreement for cable modems and greater sales efforts, is allowing a strong subscriber base growth and positive and growing operational results, as well as maintaining the Company’s expected profitability.

• Depreciation and Amortization expenses remained fairly stable US$ 14.0 Million in this quarter.

• Operating Income (EBIT) totaled US$ 29.7 million in this quarter, 71.7% above the 1Q04 result of US$ 17.3 million. The continuous EBIT improvement consolidates its growing operational results, which is crucial to consistently generate a positive net income.

5 BR GAAP Network Expenses were R$ 25.2 million, a 5.0% drop compared to 1Q04
6 BR GAAP SG&A Expenses were 6.0% higher than 1Q04, totaling R$ 74.5 million in the quarter
7 BRGAAP EBITDA totaled R$ 114.0 million, 26.0% higher than 1Q04.

Net Financial Result

US$ Thousand	1Q05	1Q04	1Q03

Net Financial Result	(31,495)	(27,817)	(15,308)

Monetary indexation, net	(1,062)	(1,095)	393
Loss on exchange rate, net	(2,554)	(1,782)	10,012
Financial expenses	(28,740)	(23,640)	(20,844)
interest and charges debt	(16,879)	(14,547)	(15,818)
arrears and fine interests	(8,225)	(6,051)	(2,133)
interest financial expenses others	(3,636)	(3,042)	(2,893)
Other Financial expenses	(5,719)	(4,981)	(7,554)
Financial income	6,581	3,681	2,685

Other (non operating)	275	250	170

• Net Financial Results were negative US$ 31.5 million, compared to the negative US$ 27.8 million recorded in 1Q048. This result was a product of:

1. Monetary indexation, net in the quarter was negative US$ 1.1 million, in line with 1Q04 expenses.

2. Loss on exchange rate, net was negative US$ 2.6 million, versus a negative US$ 1.8 million, mainly due to the higher amount of debt linked to the US dollar, as it was growing by the unpaid interests and penalties.

3. Financial Expenses9 were US$ 28.7 million, 21.6% above the US$ 23.6 million in 1Q04. The main reason for such raise was higher interest rates over debt, as measured by CDI (Brazilian Interbank Interest Rate). During most of the quarter, interest was accrued over the debt principal before the financial restructuring, as it was concluded only by the end of March.

4. Other Financial Expenses totaled US$ 5.7 million, a drop versus the US$ 5.0 million in 1Q04.

Although in BR GAAP, the Company recorded one-time expenses related to the financial restructuring, notably fees paid to the consulting companies hired for this process, according to US GAAP, the Company has been accounting for these expenses since September 2004.

5. Financial Income reached US$ 6.6 million, versus US$ 3.7 million in 1Q04 due to the waiver from Globo’s credits, which were converted into equity, as part of debt restructuring.

6. Other non-operating expenses were positive US$ 0.3 million stable in comparison to the same period of 2004.

• Income Tax and Social Contributions amounted to US$ 5.1 million, 61.2% above the US$ 3.2 million recorded in 1Q04, mostly due to greater taxable income of some operating subsidiaries.

• The Company recorded a Net loss of US$ 6.5 million, a much better result in comparison to the US$ 15.0 million net loss recorded in the same period of the previous year. This result is mainly due to greater operating results, as measured by EBIT, accounted for the Company’s improved result this quarter.

8 BR GAAP Net Financial Result was an expense of R$ 22.1 million, compared to an expense of R$ 79.1 million in 1Q04.
9 Financial expenses include interest over debt, charges and arrears over debt, interest on payable to suppliers and tax contingencies.

Debt, Capitalization and Liquidity

	1Q05	1Q04	1Q03

Short Term Debt	105,717	349,426	330,301

Multicanal Notes	1,010	97,692	97,692
Convertible Debentures 1999 (R$-denom.)	216	15,267	12,745
Debentures 2001 (R$-denom.)	60	67,091	58,197
Bilateral Agreements	3,042	169,376	161,667
Bridge Loan	75,013	-	-

Current portion of long-term debt	26,375	-	-
Debentures 4th issue - (R$-denom.)	7,669	-	-
Net Serviços Notes	6,281	-	-
Syndicate - Net Sul Notes	3,245	-	-
Bilateral Agreements	9,181	-	-

Long Term Debt	312,987	-	137

Debentures 4th issue - (R$-denom.)	98,672	-	-
Net Serviços Notes	80,820	-	-
Syndicate - Net Sul Notes	41,746	-	-
Bilateral Agreements	118,125	-	137

Current portion of long-term debt	(26,375)	-	-

Total Debt	418,704	349,426	330,438

Cash	78,195	87,499	22,358

Net Debt	340,509	261,927	308,080

US dollar-denominated debt	123,576	206,583	207,320
	29.5%	59.1%	62.7%
Brazilian real-denominated debt	295,128	142,843	123,118
	70.5%	40.9%	37.3%

  On March 22, 2005, the Company announced the conclusion of its debt restructuring process, with adherence of creditors representing 99% of its total outstanding debt. The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new debt, with extended maturity dates, more favorable interest rate and lower currency exposure for the Company. It also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring is being accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

  By the end of quarter, the Company’s Total Debt was US$ 418.7 million, a 19.8% increase in comparison to a total debt of US$ 349.4 million at the end of 1Q04. This increase is a consequence of the conclusion of the debt restructuring on March 22, 2005 and therefore the new debt is being accounted for as a troubled debt restructuring in accordance with SFAS 15. This figure includes bridge loan totaling US$ 75.0 million, including interest and principal, which has already been settled on April 22, 2005, when the period to shareholders to exercise their preference rights in the private capital increase was ended.
  Considering the payment of the bridge loan, total debt would be US$ 344 million. Also taking into consideration that the Company shall accomplish in May and make an additional payment of US$ 18 million after the auction of 35.1 million shares, assuming minimum price of R$ 0.35 per share, total debt should drop to approximately US$ 326 million. Assuming that after the capitalization, the Company had recovered its cash position to approximately US$ 113 million, net debt would be approximately US$ 213 million. This level will be approximately 1.5x to the last 12 months, ended in March, EBITDA of US$ 140 million.

  Cash position reached US$ 78.2 million by the end of the period, a 10.6% drop versus the cash balance held by the end of 1Q04, explained by the payments made due to the conclusion of the debt restructuring process. Therefore, the net debt raised by 30.1%, reaching US$ 340.5 million by the end of 1Q05.

  As a consequence of the debt restructuring, the new debt was classified according to their contract settlement dates, which are set forth:

US$ Million	2005	2006	2007	2008	2009	2010	Total

Brazilian real-denominated debt	87.5	30.6	54.6	67.9	54.4	-	295.1

- Debentures - 2005	4.2	13.9	24.9	30.9	24.8	-	98.7
- Bilateral Agreements	8.0	16.7	29.8	37.0	29.7	-	121.2
- Convertible Debentures - 1999	0.2	-	-	-	-	-	0.2
- Debentures - 2001	0.1	-	-	-	-	-	0.1
- Bridge Loan	75.0	-	-	-	-	-	75.0

US dollar-denominated debt	6.2	17.3	30.9	38.4	30.8	-	123.6

- Net Serviços Notes	3.4	11.4	20.4	25.3	20.3	-	80.8
- Syndicate - Net Sul Notes	1.8	5.9	10.5	13.1	10.5	-	41.7
- Multicanal Notes	1.0	-	-	-	-	-	1.0

Total Gross Debt	93.6	48.0	85.5	106.3	85.2	-	418.7

  The portion of dollar-denominated debt dropped to 29.5% of total debt, mainly due to the real-denominated bridge loan.
  After the settlement of the bridge loan, short-term debt, the amortization due in the short term and the old debt portion held by creditors that had not yet adhered to the restructuring plan, represented 19.4% of total debt.

  By the end of the quarter, the weighted average cost of the real-denominated debt was CDI + 2.0% p.a. and that of dollar-denominated debt was 7% p.a..

  The Company presented a negative free cash flow of US$ 42.9 million in the quarter due to the financing outflow of US$ 48.5 million in connection with the debt restructuring. The investing outflow was US$ 11.4 million during this quarter.

UPCOMING EVENTS

1.	Conference Call – 1st Quarter 2005 Financial Results

Date: May 4, 2005

US GAAP (English only):
	9:00 (Eastern time)	Telephone:	(+1 973) 582-2706
		Replay:	(+1 973) 341-3080
		Code:	6029067 or Net Serviços
Live webcast: http://www.ir.netservicos.com.br

Corporate Law (Portuguese only):
	10:30 (Eastern time)	Telephone:	(+55 11) 2101-1490
		Replay:	(+55 11) 2101-1490
		Code:	Net Serviços
Live webcast: http://www.ri.netservicos.com.br

If you have any questions or statements, please email our IR Team - ri@netservicos.com.br before the beginning of the conference call. The questions will be answered during the conference call.

2. Tentative Dates for the Next Earnings Results
(2nd Quarter of 2005)	--> Date: August 04, 2005
(3rd Quarter of 2005)	--> Date: November 07, 2005
(4th Quarter of 2005)	--> Date: March 06, 2006

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET´s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

FINANCIAL STATEMENTS (unaudited)

Net Serviços de Comunicação S.A.
Income Statement	1Q05	1Q04	1Q03
US GAAP - (in US$ thousands)

Revenues
Subscriptions	142,157	121,133	87,585
Sign-on and hookup revenue, net	2,408	1,867	1,639
Gross sign-on and hookup fee revenue	1,359	1,291	1,490
Deferred sign-on and hookup fee revenue,net	1,049	576	149
Other services	23,625	13,265	8,383
PPV	5,135	3,250	2,988
Vírtua	15,220	6,376	3,298
Others	3,270	3,639	2,097
Gross Revenues	168,190	136,265	97,607
Services and other taxes	(30,561)	(25,429)	(18,225)
Net Revenues	137,629	110,836	79,382

Direct Operating Expenses	(65,955)	(56,406)	(44,836)
Programming & Royalties	(41,078)	(35,733)	(28,695)
Network Expenses	(9,117)	(8,411)	(5,798)
Customers Relations	(1,753)	(1,526)	(1,461)
Payroll and Benefits	(5,915)	(4,556)	(4,165)
Other Costs	(8,092)	(6,180)	(4,717)

Selling, General and Administrative Expenses	(27,849)	(23,119)	(15,631)
Selling	(6,490)	(4,551)	(1,419)
General & administrative	(18,864)	(16,874)	(11,970)
Bad Debt Expenses	(2,212)	(2,245)	(2,410)
Other income/(expense), net	(283)	551	168

EBITDA	43,825	31,311	18,915
EBITDA Margin	31.8%	28.2%	23.8%

Depreciation and Amortization	(14,048)	(14,084)	(14,061)
Depreciation	(13,949)	(13,910)	(13,371)
Amortization	(99)	(174)	(690)

Loss on write-down of equipment, net	(63)	76	(489)

Operating Income/(Loss) - EBIT	29,714	17,303	4,365
EBIT Margin	21.6%	15.6%	5.5%

Non-operating Expenses
Monetary indexation, net	(1,062)	(1,095)	393
Loss on exchange rate, net	(2,554)	(1,782)	10,012
Financial expenses	(34,459)	(28,621)	(28,398)
interest and charges debt	(16,879)	(14,547)	(15,818)
arrears and fine interests	(8,225)	(6,051)	(2,133)
interest financial expenses others	(3,636)	(3,042)	(2,893)
other financial expenses	(5,719)	(4,981)	(7,554)
Financial income	6,581	3,681	2,685
Other (non-operating)	275	250	170

Income/(loss) bef. tax, investees, min. ints.	(1,505)	(10,264)	(10,773)
Income tax benefit, net	(5,132)	(3,183)	(134)

Income/(loss) bef. Investees, min.ints.	(6,637)	(13,447)	(10,907)
Equity in earnings	110	(517)	(1,437)

Net Loss before discontinued operations/(Income)	(6,527)	(13,964)	(12,344)
Discontinued operations
Loss from sale, net of tax	-	(1,031)	351

Net Loss /(Income)	(6,527)	(14,995)	(11,993)
Net Income /(Loss)	(0.01)	(0.02)	(0.01)
Number of shares	903,899,995	828,371,343	828,371,343

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	1Q05%		1Q04%		1Q03%
US GAAP - (im US$ thousands)

Assets
Cash & cash equivalents	78,195	8.3%	87,499	10.8%	22,358	3.2%
Accounts receivable	71,627	7.6%	49,581	6.1%	45,337	6.5%
Advances to suppliers	1,058	0.1%	327	0.0%	0	0.0%
Advances to employees	1,042	0.1%	793	0.1%	632	0.1%
Other	1,225	0.1%	479	0.1%	882	0.1%
Provision for doubful accounts	(11,414)	-1.2%	(13,954)	-1.7%	(13,079)	-1.9%
Net accounts receivables	63,538	6.7%	37,226	4.6%	33,772	4.9%
Income tax recoverable	10,136	1.1%	5,219	0.6%	2,581	0.4%
Deferred income tax	32,785	3.5%	0	0.0%	0	0.0%
Prepaid expenses and other current assets	8,974	0.9%	4,255	0.5%	6,358	0.9%
Total current assets	193,628	20.4%	134,199	16.6%	65,069	9.4%

Deferred income tax	65,600	6.9%	7,391	0.9%	650	0.1%
Income tax recoverable	6,758	0.7%	-	0.0%	-	0.0%
Due from related companies	-	0.0%	8	0.0%	122	0.0%
Investments and advances to investees	2,090	0.2%	1,881	0.2%	1,071	0.2%
Cable network	900,710	95.1%	804,975	99.5%	699,146	100.8%
Land, buildings, improvem.fix.fit, & instal.	20,969	2.2%	21,360	2.6%	18,580	2.7%
Vehicles	2,011	0.2%	2,233	0.3%	2,166	0.3%
Data processing equip.and others	157,513	16.6%	147,376	18.2%	123,205	17.8%
Cable construction materials	24,206	2.6%	39,069	4.8%	39,780	5.7%
Accumulated depreciation	(742,182)	-78.3%	(653,369)	-80.8%	(527,230)	-76.0%
Net property and equipment	363,227	38.3%	361,644	44.7%	355,647	51.3%
Goodwill on acquisition of subsidiaries	269,676	28.5%	266,927	33.0%	232,955	33.6%
Other assets	46,405	4.9%	37,065	4.6%	38,324	5.5%
Long-term assets	753,756	80%	674,916	83%	628,769	91%
Total assets	947,384	100.0%	809,115	100.0%	693,838	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	76,194	8.0%	78,775	9.7%	80,966	11.7%
Income taxes payable	4,929	0.5%	2,670	0.3%	0	0.0%
Due to related companies	0	0.0%	0	0.0%	380	0.1%
Short-term debt	79,342	8.4%	74,347	9.2%	67,056	9.7%
Current portion of long-term debt	26,376	2.8%	275,079	34.0%	263,245	37.9%
Interest payable and other financial charges	2,041	0.2%	127,367	15.7%	63,486	9.1%
Deferred revenue	37,201	3.9%	18,217	2.3%	17,178	2.5%
Other payables and accruals	31,795	3.4%	26,733	3.3%	17,870	2.6%
Current Liabilities	257,878	27.2%	603,187	74.5%	510,180	73.5%
Long-term debt	312,986	33.0%	0	0.0%	137	0.0%
Due to related companies	419	0.0%	1,738	0.2%	2,050	0.3%
Deferred sign-on, hookup fee and programming benefit	23,810	2.5%	23,131	2.9%	20,899	3.0%
Taxes and payables and accruals	6,505	0.7%	25,405	3.1%	11,843	1.7%
Long-term liabilities	343,720	36.3%	50,274	6.2%	34,929	5.0%
Minority interests in subsidiaries	17	0.0%	136	0.0%	125	0.0%
Commitments and contigencies	228,201	24.1%	171,898	21.2%	123,065	17.7%

Capital stock - preffered and common shares	2,442,074	257.8%	2,305,017	284.9%	2,305,017	332.2%
Additional paid-in-capital	133,440	14.1%	15,027	1.9%	10,357	1.5%
Accumulated deficit	(2,213,918)	-233.7%	(2,107,028)	-260.4%	(2,058,623)	-296.7%
Cumulative translation adjustment	(244,028)	-25.8%	(229,396)	-28.4%	(231,214)	-33.3%
Shareholders' equity	117,565	12.4%	(16,380)	-2.0%	25,537	3.7%
Total Liabilities and Shareholders'Equity	947,384	100.0%	809,115	100.0%	693,838	100.0%

Consolidated Statement of Cash Flows	1Q05	1Q04

Cash and cash equivalents, beginning of the period	121,061	68,810
Loss for the period	(6,527)	(14,995)
Non-cash items
Deferred sign-on and hook-up fee revenue	351	598
Amortization of deferred revenues	(2,460)	(1,223)
Equity in results of investees	(110)	517
Exchange losses, net	6,471	7,496
Interest on loans, net	27,527	20,656
Depreciation and amortization	14,048	15,439
Deferred income tax	723	1,347
Loss on sale of assets	60	(76)
Contingences	5,096	1,425
Cash after non-cash items	45,179	31,180

Decrease (Increase) in assets	(9,264)	(5,866)
Accounts receivable	(4,894)	187
Income tax recoverable	2,575	(723)
Prepaid expenses	(4,496)	(1,880)
Other assets	(2,449)	(3,555)
Dividends receivable	-	105
Increase (decrease) in liabilities	(19,112)	(1,916)
Accounts payable to suppliers and programmers	1,774	859
Income taxes payable	(1,710)	(228)
Sales taxes	(2,542)	(1,527)
Payroll and related charges	(9,717)	(1,129)
Deferred subscription revenue	4,652	-
Other payables and accruals + Stock Option	(4,711)	3,031
Contingences	(6,858)	(2,922)

Net cash provided by operating activities	16,803	23,402

Cash flow from investing activities	(11,361)	(4,495)
Acquisition from investments and advances to related companies	0	(75)
Acquistion of property and equipment	(13,102)	(7,177)
Proceeds from the sale of equipment	1,741	2,757

Net cash after investing activities	5,442	18,908

Cash flow from financing activities	(48,502)	-
Short term debt issuance	75,013	-
Short term debt repayment	(217,230)	-
Issuances of long term debt	-	-
Repayment of long term debt	-	-
Related party loan issuances	-	-
Related party loan repayments	-	-
Capital contributions	93,715	-

Net cash after financing activities	(43,060)	18,908
Tax benefit of transaction with stockholders	-	-
Effect of exchange rate changes on cash	194	(219)

Change in cash and cash equivalentes	(42,866)	18,689

Cash and cash equivalents, end of the period	78,195	87,499

US $ thousand	Pay-TV			Broadband			Total

	1Q05	1Q04	1Q03	1Q05	1Q04	1Q03	1Q05	1Q04	1Q03

Gross Revenues	152,969	129,889	94,309	15,220	6,375	3,298	168,190	140,789	101,165
subscriptions	142,157	121,133	87,585	14,475	6,318	3,083	156,632	127,451	90,668
hookup fee	2,401	1,867	1,640	7	0	121	2,408	1,868	1,761
others	8,412	6,889	5,084	738	56	94	9,150	11,470	8,736
Services and other taxes	(25,127)	(23,609)	(17,709)	(5,434)	(1,820)	(516)	(30,561)	(25,850)	(18,576)
Net Revenue	127,843	106,280	76,600	9,786	4,554	2,782	137,629	114,940	82,589
Direct Operating	(63,726)	(55,140)	(43,763)	(2,229)	(1,265)	(1,073)	(65,955)	(59,028)	(47,097)
Selling	(4,329)	(3,768)	(1,290)	(2,161)	(783)	(129)	(6,490)	(4,941)	(1,596)
General and Administrative	(19,106)	(15,916)	(11,606)	(41)	(408)	(82)	(19,147)	(16,816)	(12,095)
Bad Debt	(2,212)	(2,224)	(2,293)	-	(21)	(117)	(2,212)	(2,400)	(2,410)

EBITDA	38,470	29,232	17,648	5,355	2,077	1,381	43,825	31,756	19,391

% of Net Revenues

Net Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Direct Operating	-49.8%	-51.9%	-57.1%	-22.8%	-27.8%	-38.6%	-47.9%	-51.4%	-57.0%
Selling	-3.4%	-3.5%	-1.7%	-22.1%	-17.2%	-4.6%	-4.7%	-4.3%	-1.9%
General and Administrative	-14.9%	-15.0%	-15.2%	-0.4%	-9.0%	-2.9%	-13.9%	-14.6%	-14.6%
Bad Debt	-1.7%	-2.1%	-3.0%	0.0%	-0.5%	-4.2%	-1.6%	-2.1%	-2.9%

EBITDA Margin	30.1%	27.5%	23.0%	54.7%	45.6%	49.7%	31.8%	27.6%	23.5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.